

May 24, 2011

<u>Via Facsimile (214) 999-7714 and US Mail</u>

Christine A. Hathaway
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, TX 75201

> **Re: Cameron International Corporation**
> **Schedule TO-I filed May 17, 2011**
> **File No. 5-44353**

Dear Ms. Hathaway:

We have limited our review of the filing listed above to those issues we have addressed in our comments below. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the offer materials, unless otherwise noted.

Schedule TO-I – Exhibit (a)(1) – Company Notice to Holders of 2.5%
Convertible Senior Notes due 2026, dated May 17, 2011

Summary Term Sheet, page 1

1.   While you may include appropriate language directing note holders to read the more detailed disclosure in the rest of the offer materials, it is inappropriate to state that the summary "is not complete." Please revise.

2.   The fact that the notes by their terms became convertible on April 1, 2011 during the quarter ending June 30, 2011 due to the closing price of your common stock should be more prominently disclosed in the offer materials, including in the summary section.

3.   Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

If I exercise the Put Option, when will I receive payment for my Notes? page 2

4.   You state that you will provide the funds to pay for tendered notes to the Paying Agent, who will in turn promptly distribute such funds to DTC, the sole record holder of the notes. DTC will "thereafter distribute the cash to its participants in accordance with its procedures." Provide more details about this payment process through DTC and the procedures it uses to make payment. Your response must explain how this payment process complies with your prompt payment obligations under Rule 13e-4(f)(5).

Can I withdraw previously surrendered Notes? page 2

5.   Describe the withdrawal procedures of DTC and specify what constitutes "sufficient time to allow DTC to withdraw your Notes." Provide the same revised disclosure under "Right of Withdrawal" on page 9 of the offer materials.

Agreement to be Bound by the Terms of the Put Option, page 7

6.   We note your disclosure here that tendering note holders waive "any and all rights with respect to the Notes (including…any existing or past defaults and their consequences)" and that such surrendering holders release and discharge Cameron International Corp. and company insiders from any existing and future claims with respect to the notes. In your response letter and with a view to possible additional disclosure, explain whether any such claims are known to exist and if so, describe their basis. In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 if you have any questions regarding these comments or your filing generally.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions